Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of
Crosstex Energy, Inc.:
     We consent to the incorporation by reference in this registration statement on Form S-8 of Crosstex Energy, Inc. and subsidiaries of our reports dated March 2, 2009, with respect to the consolidated balance sheets of Crosstex Energy, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Crosstex Energy, Inc.

/s/ KPMG LLP

Dallas, Texas
May 11, 2009